Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the registration statement (No. 333-157559) on Form S-8 of Extra Space Storage, Inc. of our report dated June 29, 2010, with respect to the statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan as of December 31, 2009 and 2008, the related statement of changes in assets available for benefits for the year ended December 31, 2009, the supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, and the supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Extra Space Management, Inc. 401(k) Plan.

/s/ Tanner LC

Salt Lake City, Utah

June 29, 2010